Exhibit 99.1

CollPlant Biotechnologies | Pioneering Regenerative Medicine

January 2022

Letter from the CEO

Dear Shareholders,

2021 has been a pivotal and productive year for CollPlant which resulted in several significant achievements.

With our unique and pioneering technology, resilient workforce and strong financial position, we have made meaningful progress in our business collaborations, products development, human assets and advancement of our strategy.

I am happy to share with you the main highlights of this past year.

Collaborations

We opened 2021 with the exciting news about CollPlant entering into a development and commercialization agreement with **Allergan Aesthetics, an AbbVie company**. In this partnership, we are generating a paradigm shift in medical aesthetics by combining our recombinant human collagen (rhCollagen) technology with Allergan's proprietary technology, to develop a regenerative dermal and soft tissue filler product line. The agreement includes substantial milestone and royalties' payments for CollPlant, and is progressing according to plan.

In June 2021, we signed a collaboration agreement with **3D Systems** in which the companies will co-develop a 3D bioprinted regenerative soft tissue matrix for use in breast reconstruction procedures in combination with an implant. The soft tissue matrix is intended to support the lower portion of the breast while expanding the implant pocket and providing increased coverage of the implant. Using 3D bioprinting, these matrices can be designed specifically to match the patient's anatomy to better support the breast implant. The product development is tracking in line with our expectations.

In October 2021, we collaborated with researchers from Israel's **Technion Institute of Technology** to use CollPlant's rhCollagen-based BioInk in creating 3D bioprinted implantable tissue flaps, containing a network of blood vessels capable of supplying blood to implanted tissue. The ability to create vascularized tissue constructs using plant-derived human collagen rather than animal collagen is a promising step towards the development of fully lab-grown implantable tissues.

We are continuously pursuing additional collaborations with tier-1 industry leaders and academic institutions in 3D bioprinting. Our current collaborations validate CollPlant's technology as the gold standard in human collagen as well as validate our capabilities as a leading biomaterials and medical device company.

For more information about CollPlant, visit **www.collplant.com**

Strategy

All of our activities are driven by our goal to become the global market leader in regenerative medicine.

As a disruptive technology company, we are facing the need to identify target customer populations, open new markets and establish unique business models for revenue generation.

Our value creation is based on our sales of rhCollagen-based products to our partners and selected customers, milestone payments and royalties on future sales of our partners. Our business model includes:

1. Sales and/or in-licensing of our highly precise rhCollagen, and rhCollagen-based BioInk formulations, that constitute the ideal building blocks for regenerative medicine applications.
2. In-house development of biofabricated scaffolds and tissues. Our current product pipeline addresses a multi-billion-dollar market.
3. Co-development of more complex tissues and organs with tier-1 partners as well as collaborations with recognized universities and research organizations.



Development mode
Value creation
Co-developed
Organs & Tissues
Products
Milestone payments
Sales royalties
rhCollagen sales
• Breast implants
• Photocurable fillers
CollPlant Biotechnologies
Internally-developed
rhCollagen
BioInks
Regenerative and aesthetic medicine applications
3D models for drug discovery and tissue testing
Product Sales
Technology In-licensing:
• Milestone payments
• Sales royalties
• rhCollagen sales

Our production capacity is anticipated to support the expected demand for the next four years. In late 2021, we initiated a plan to upgrade our production site in Israel into a large-scale integrated facility in order to accommodate expected future demand increase. We have also commenced activities to establish a U.S.-based 3D bioprinting center of excellence which is planned to be operating in early 2023.

We will continue to strengthen and expand our intellectual property, which includes a global patent portfolio, to further maintain a high barrier-to-entry to potential competitors.

Corporate responsibility

In concert with our vision to help people live longer and better through our innovative collagen technology, we are also undertaking issues of corporate social responsibility reporting. In fact, we believe it is our duty to support a sustainable eco-system for the common good of our society, environment and all our stakeholders.

We realize there is more that needs to be done and therefore have committed to utilizing more environmentally-considerate procedures, promoting diversity and equality, investing in our communities and pursuing other important social, environmental and governance goals in our day-to-day work.

In 2022, the inherent sustainability activities which we already employ, will be further strengthened with a set of focus areas and an action plan, alongside our commitment to create a financially sound and profitable company.

2

Products

In November 2021, we announced the commercial launch of a BioInk platform with **Collink.3D™** for use in 3D bioprinting of tumor and tissue models for drug discovery and tissue testing as well as scaffolds, tissues and organ transplants. Our unique rhCollagen-based BioInk is differentiated from other commercial BioInks by its bio-functionality, homogeneity, and increased safety profile. Collink.3D™ is the first of a portfolio of BioInk products CollPlant plans to launch to address a variety of regenerative medicine applications.

Our R&D team continued accelerating development of all aspects of our product pipeline. Our development program for **bioprinted regenerative breast implants**, which are designed to gradually degrade and be replaced by newly grown natural breast tissue is moving forward as planned. We have also made progress in the co-development of a **regenerative soft tissue matrix** with our partner, 3D systems. Both the bioprinted breast implants and soft tissue matrix programs are currently in the preclinical phase, and we plan to initiate large animal studies during 2022.

In addition, we have advanced the development of **photocurable dermal and soft tissue fillers** which are based on rhCollagen and other constituents and intended for use in the medical aesthetics market. CollPlant granted AbbVie a right of first negotiation to obtain a worldwide exclusive license for this product. This program is currently in the preclinical phase and we plan to complete the preclinical package this year.



Societies and organizations

We continue to increase and expand our participation and leadership in societies and organizations that are at the forefront of creating industry standards to advance biofabrication technologies. We are concluding our 4th year as a member of **ReMDO (Regenerative Medicine Development Organization)**, an advanced biomanufacturing initiative in which we contribute to the development of a universal BioInk with tunable properties for 3D bioprinting of tissues and organs.

I have had the honor of being elected to the Board of Directors of **the International Society for Biofabrication (ISBF)**, a scientific and professional society which promotes advances in biofabrication research, development, education, training, and medical and clinical applications. I am pleased to work with other leaders who are shaping and advancing the field of biofabrication, which holds great promise in development of *in-vitro* 3D models, tissue engineering and regenerative therapies.

We have concluded our second year partnering with the **Advanced Regenerative Manufacturing Institute (ARMI)**, a consortium of over 150 partner organizations from industry, academia, and the U.S. federal government. As part of the ARMI activity, CollPlant is also engaged as a member of two of the industry's most respected and globally recognized technical standard development organizations - **ASTM** international, the American Society for Testing and Materials, and **ASME**, the American Society of Mechanical Engineers.

Participating in these committees enables us to contribute our expertise and know how in the development of industry standards for biofabrication that eventually will be the foundation for the FDA draft guidance for biofabrication related technologies, including printers and BioInks.

Responding to Covid-19

During 2021, like much of the rest of the world, we continued navigating through the uncertainty of the global pandemic. Despite these challenges, our employees demonstrated extraordinary resilience and commitment to innovation and discovery.

The devoted efforts of our employees, together with those of our suppliers and business partners, played a pivotal role in upholding our responsibilities and keeping our development and production plans on track.

We supported our employees by providing them with a safe and healthy work environment, implementing social distancing rules and safety procedures and limiting the number of on-site visitors.

3 ❯

Summary We believe in the future there will be an unlimited supply of spare parts for the human body, including life - saving organs . We also believe drugs will be developed without the need for animal testing, and medical treatment will be tailored to the individual characteristics of each patient . CollPlant is geared towards playing a leading role in making this happen, helping people live longer and better throughout the world . The huge progress we have made this year would not have been possible without our most valuable asset - our employees . I thank you for your dedication and commitment to the constant improvement of the company . As I look back on 2021 and forward into 2022 , I am excited for what lies ahead . We will continue to move forward at full speed . I also understand that with our growing activities comes greater responsibility to our employees, environment and all our stakeholders . I thank the board of directors and all of our shareholders for your continued support . We greatly appreciate the trust you have placed in us and look forward to reporting our continuing progress during 2022. Respectfully submitted, Y ehi e l T al Chie f E x e cuti v e O ffice r , CollPlan t Bio te chnolo gie s O u r f i n anc i a l s Total revenues increased to $ 15 . 3 million for the nine - months period ended September 30 2021 , compared to $ 6 . 1 million for the year ended December 31 , 2020 and $ 2 . 3 million for the year 2019 . Revenues in 2021 were derived mainly from our co - development agreement with AbbVie whic h include d a $ 1 4 millio n upf r on t p a y ment . In regards to operational costs, we continue to invest strongly in research and development, with $ 5 . 4 million being spent in the first nine months of 2021 , mainly for development of new products in 3 D bioprinting and medica l aesthetics , an d pr oces s d evelopmen t cos ts . General, administrative and marketing expenses for the nine months ended September 30 , 2021 , were $ 4 . 6 million including $ 0 . 4 million one - time fees relating to the termination of the Company's ADS program, and the registration of the ordinary shares for listing on Nasdaq Global Market . The net income for the nine months ended September 30 , 2021 was $ 4 . 0 million, compared to comprehensive loss of $ 5 . 8 million for the year ended December 31 2020 and a comprehensive loss of $ 11 . 2 million for the year ended December 31 2019 . Our balance sheet maintains a very healthy cash position of $ 46 million as of the end of Q 3 2021 , and is in a significantly improved position from the prior year . O u r p e ople Earlier this year, we welcomed a new Vice President of Human Resources, followed by an increased hiring rate of employees to accommodate our growing business activities . We expanded our headcount by 20% , and 44 % of this year's new hires were women . We added two U . S . - based board members, including one woman . Each provide vast industry experience from the fields of biotechnology and capital markets . Two new female Vice Presidents also joined CollPlant, bringing our management team to a record high of 43 % female representation . R e v enue s $M 2.3 F Y 2019 6.1 F Y 2020 15.3 Q1 - Q3 2021 4

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company's products are based on its rhCollagen (recombinant human collagen) produced with CollPlant's proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

At the beginning of 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market. Later in 2021, CollPlant entered a strategic co-development agreement with 3D Systems for a 3D bioprinted regenerative soft tissue matrix for use in breast reconstruction procedures in combination with an implant.

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant's objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as "believes," "hopes," "may," "anticipates," "should," "intends," "plans," "will," "expects," "estimates," "projects," "positioned," "strategy" and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant's actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company's history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the impact of the COVID-19 pandemic; the Company's expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company's ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company's rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company's ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations; the Company's reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company's ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company's strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading "Risk Factors" included in CollPlant's most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant's current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem, Deputy CEO & Chief Financial Officer

Tel: + 972-73-2325600, Eran@collplant.com, www.collplant.com

CollPlant Biotechnologies | Pioneering Regenerative Medicine